555 South Flower Street • Fiftieth Floor • Los Angeles, California 90071.2452

Telephone: +1.213.489.3939 • jonesday.com

November 7, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn:	Evan Ewing

Geoffrey Kruczek

Re:	Mullen Automotive Inc.

Registration Statement on Form S-1

Filed October 4, 2024

File No. 333-282516

On October 24, 2024, we received the following comments from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) on the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) filed by Mullen Automotive Inc., a Delaware corporation (the “Company”), on October 4, 2024. The Company’s Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) has been filed with the Commission.

For your convenience, the bolded numbered responses set forth below correspond with the comments received from the Staff. Page references in the text of this response letter correspond to page numbers in the Registration Statement unless otherwise noted. Capitalized terms used in this letter but otherwise not defined herein shall have the meaning ascribed to such terms in the Registration Statement.

Registration Statement on Form S-1 filed October 4, 2024

Cover Page

1.	Please revise the cover page to clearly disclose (i) the number of shares that were issued or are issuable in connection with the Note and Warrant Financing and (ii) the percentage of total issued and outstanding shares that were issued or are issuable in connection with Note and Warrant Financing, assuming full issuance.

Response: The Company respectfully acknowledges the Staff’s comment and we have revised the cover page of the Prospectus contained in the Amended Registration Statement to indicate as of the date identified on the cover page (i) the number of shares of our common stock, par value $0.001 per share (“Common Stock”), issuable upon conversion and exercise (based on a cash exercise ) of the outstanding Notes and Warrants, respectively, and (ii) the percentage of total issued and outstanding shares that were issued or are issuable in connection with Note and Warrant Financing, assuming full issuance.

AMSTERDAM • ATLANTA • BEIJING • BOSTON • BRISBANE • BRUSSELS • CHICAGO • CLEVELAND • COLUMBUS • DALLAS DETROIT • DUBAI • DÜSSELDORF • FRANKFURT • HONG KONG • HOUSTON • IRVINE • LONDON • LOS ANGELES • MADRID MELBOURNE • MEXICO CITY • MIAMI • MILAN • MINNEAPOLIS • MUNICH • NEW YORK • PARIS • PERTH • PITTSBURGH SAN DIEGO • SAN FRANCISCO • SÃO PAULO • SHANGHAI • SILICON VALLEY • SINGAPORE • SYDNEY • TAIPEI • TOKYO • WASHINGTON

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

November 7, 2024

Plan of Distribution, page 29,

2.	We note your disclosure on page 29 that the selling securityholders may sell their securities directly or through one or more underwriters, broker-dealers or agents. Please confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and hereby confirms that it understands that the retention by a selling stockholder of an underwriter, or any entity that may act as an underwriter, would constitute a material change to the Company’s plan of distribution as set forth beginning on page 29 of the Registration Statement and would require the Company to file a post-effective amendment to the Registration Statement for such an offering. Such filing would be made to comply with the Company’s undertaking in Part II, Item 17 of the Registration Statement provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

General

3.	Given the nature and size of the transaction being registered, advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). Please also discuss the details of the transactions in which the selling shareholders received the securities covered by the resale registration statement and the length of time the selling shareholders have held the securities, with a view to understanding whether the offering should be deemed an indirect primary being conducted by or on behalf of the issuer, consistent with Section 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations. Your response should also address prior “resale” registration statements related to the underlying private transaction, common selling shareholders in each registration statement, the aggregate number of shares offered and registered for resale for each selling shareholder, the number of shares each selling shareholder may acquire upon conversion and exercise regardless of any beneficial ownership limitation, profit realized and that could be realized as a result of conversion or exercise discounts and whether the company had and currently has the intention, and a reasonable basis to believe it has the financial ability, to make all required payments on the notes.

Response: The Company respectfully acknowledges the Staff’s comment and submits that the offering contemplated by the Registration Statement is not an indirect primary offering, but is a valid secondary offering by or on behalf of the selling stockholders that may be registered for resale on a continuous basis pursuant to Rule 415(a)(1)(i) of the Regulation C of the Securities Act of 1933, as amended (the “Securities Act”).

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

November 7, 2024

Background

Rule 415(a)(1)(i) provides that securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to securities “which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.” Thus, Rule 415(a)(1)(i) permits an issuer to register securities to be sold on a delayed or continuous basis by the selling stockholders in a secondary offering.

In Interpretation 612.09 of the Staff’s Securities Act Rules Compliance and Disclosure Interpretations (“C&DI”), the Staff sets forth a detailed analysis of the relevant factors that should be examined when determining whether the offering is by or on behalf of a person other than the registrant. Interpretation 612.09 provides that:

“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 “public float” test for a primary offering, or because Rule 415(a)(1)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled as a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

Each of the relevant factors listed in Interpretation 612.09 is discussed below. Based on an analysis of the specific factors listed in Interpretation 612.09 and all the circumstances for the Company, the Company respectfully submits that the transaction described herein is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).

Analysis of C&DI 612.09 Factors

(A) How long the selling stockholders have held the shares

The Company entered into a securities purchase agreement (the “Securities Purchase Agreement”), dated May 14, 2024, with certain investors (the “Investors”), pursuant to which, upon the terms and subject to the conditions contained therein, the Investors agreed to initially purchase an aggregate principal amount of $52.6 million of 5% Original Issue Discount Senior Secured Notes convertible into shares of Common Stock (the “Notes”) and five-year warrants exercisable for shares of Common Stock (the “Warrants”) in a private placement (the “Private Placement”). Plus, for a certain period, the Investors may purchase up to an additional $52.6 million of Notes and Warrants. The shares of Common Stock issuable upon the conversion of the Notes are herein referred to as “Notes Shares,” the shares of Common Stock issuable upon the exercise of the Warrants are herein referred to as “Warrant Shares,” and the Notes Shares, the Warrant Shares, the Notes and the Warrants are collectively referred to as the “Securities.”

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

November 7, 2024

The issuances pursuant to the Securities Purchase Agreement were exempt from the registration requirements of the Securities Act pursuant to an exemption for transactions by an issuer not involving any public offering under Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D of the Securities Act and in reliance on a similar exemption under applicable state law. Each Investor represented to the Company in the Securities Purchase Agreement that it was an “accredited investor” within the meaning of Rule 501(a) of Regulation D and that it was acquiring the Common Stock for each Investor’s own account, had no arrangements with other persons to distribute the Common Stock, and was not acquiring the Common Stock with a view to or for distributing or reselling the Common Stock in violation of the Securities Act or any applicable securities law.

Generally, the longer shares are held, the less likely it is that the selling stockholders are acting as a mere conduit for the Company. On May 14, 2024, the Investors purchased $13.2 million aggregate principal amount of Notes (the “Initial Closing”) under the Securities Purchase Agreement, and also received Warrants. On July 9, 2024, the Investors purchased $10.5 million aggregate principal amount of Notes (the “Second Closing”), under the Securities Purchase Agreement, and also received Warrants. On July 15, 2024, the Investors purchased $29.0 million aggregate principal amount of Notes (the “Third Closing”), under the Securities Purchase Agreement, and also received Warrants. From September 25, 2024 through October 2, 2024, the Investors purchased an additional $12.5 million aggregate principal amount of Notes (the “Additional Investment Right Closing”) under the Securities Purchase Agreement, and also received Warrants. With respect to the Initial Closing, Second Closing and Third Closing, the Investors were obligated to purchase the Notes and Warrants pursuant to, and on the same terms as set forth in, the Securities Purchase Agreement. In total, the Company has issued an aggregate of approximately $65.8 million of Notes, along with related Warrants. The Company previously registered shares of Common Stock issuable upon conversion of such Notes and exercise of such Warrants issued in the Initial Closing, Second Closing and Third Closing on Registration Statements on Form S-1 (Reg. No. 333-279565, 333-281994 and 333-281063) (the “Prior Registration Statements”). The Amended Registration Statement registers shares of Common Stock issuable upon conversion of remaining outstanding Notes and exercise of Warrants issued in the Third Closing and shares issuable upon conversion of Notes and exercise of Warrants issued in the Additional Investment Right Closing. Because the purchase price has already been paid and the Securities have already been delivered to the Investors, the Investors bear the investment risk of holding all of the Securities. The Investors participated in the Private Placement with the knowledge that they might not be able to exit their positions at a profit, and they provided evidence that they purchased the Securities with the intent to invest, rather than to effect a distribution, as an underwriter would have.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

November 7, 2024

The Investors have already been subject to the full investment risk associated with ownership of the Securities for a period of about six months from when the Securities Purchase Agreement was executed. The Securities Purchase Agreement does not provide for restitution or redemption if the Securities are not registered. Accordingly, the Investors cannot be compared to underwriters as underwriters (by definition) do not take long term risk on an issuer’s equity securities.

Furthermore, we believe it is important to note that C&DI 139.13 provides that no minimum holding period is required where the Company has “completed the private transaction of all of the securities it is registering.” The Company is not aware of any Staff guidance on Rule 415 addressing the appropriate length of time shares must be held in order to determine whether a purported secondary offering is really a primary offering. In addition, the Company is not aware that the Staff has taken the position that the period of time elapsing between a closing and effectiveness of a registration statement has raised concerns about whether the offering is a valid secondary offering, and the Company believes such a position would be inconsistent with C&DI Question 139.11 mentioned above, which allows inclusion of the securities sold after a registration statement is filed if the registration statement is not yet effective.

(B) The circumstances under which the selling stockholders received their shares

The shares being registered for resale were sold to the Investors pursuant to the Securities Purchase Agreement in an arm’s-length transaction that was vigorously negotiated, including between legal counsels for the Company and the Investors, and which complied in all respects with Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D.

As set forth in the Registration Statement, other than receipt of the exercise price, if exercised for cash, of the Warrants, the Company will not receive any proceeds from the resale of the Common Stock, Note Shares and the Warrant Shares by the Investors. Although the question of who receives proceeds is not the only factor on which the analysis of the character of an offering should be based, the fact that the Company will not receive any financial benefits from the sales of the securities being registered further supports the conclusion that the proposed offering is not a primary offering on behalf of the Company.

Furthermore, each of the Investors specifically represented to the Company, as set forth in Section 2(b) of the Securities Purchase Agreement, that it was acquiring the Securities for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, and it had no intention of distributing any of the securities in violation of the Securities Act or any applicable state securities law and had no direct or indirect arrangement or understandings with any other persons to distribute or regarding the distribution of such securities in violation of the Securities Act or any applicable state securities law.

When purchasing the Securities, the Investors were subject to the risks that the stockholder proposal to approve the issuance of the Securities and that there would be a market for such Securities when a registration statement became effective. Additionally, the amount raised by the Company as a result of the issuance of the Securities (up to $105.2 million assuming the full purchase of the additional $52.6 million of Notes and Warrants in addition to the initial purchase of $52.6 million Notes and Warrants) was significantly greater than its current market cap (approximately $66 million as of May 13, 2024; the day before execution of the Securities Purchase Agreement).

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

November 7, 2024

As far as the Company is aware, none of the Investors have engaged, or will engage, in any directed selling efforts, marketing or other solicitation of purchasers or otherwise pre-arrange for the sale of the shares of Common Stock being registered. Investors are expected to sell the shares of Common Stock in ordinary trading in public markets and, accordingly, are subject to general risks of trading securities in public markets, including the risk that the Investors sell shares below their cost basis.

(C) Selling stockholders’ relationship with the Company

None of the Investors, are directors, executive officers or holders of 10% or more of the Common Stock (based on a beneficial ownership limitation of 9.9%) and, therefore, none of the selling stockholders have any relationship with the Company other than as passive investors in the Company. None of the Investors or their respective affiliates has held any position or office or has had any material relationship with the Company within the past three years. As a result, this factor weighs favorably in the Company’s determination that the offering for resale of the Common Shares by the Investors under the Registration Statement is a secondary offering and not a primary offering.

(D) The amount of shares being registered

The Company acknowledges the large amount of shares of Common Stock involved; however, the Company does not believe that the amount of shares being registered alone warrants re-characterizing a valid secondary offering as a primary offering. Pursuant to Interpretation 612.09, the amount of shares being offered is only one of several factors to be considered in evaluating whether, under all the circumstances, a purported secondary offering is instead an indirect primary offering. Furthermore, the Staff’s own interpretations support the Company’s position. For example, C&DI Interpretation 612.12 describes a scenario in which a holder of more than 70% of the outstanding stock is able to effect a valid secondary offering. The interpretation states, in relevant part:

“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered ‘at-the-market’ equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

The Company believes that these interpretive provisions make clear that a single holder in excess of 50% of the public float of a company’s common stock can effect a valid secondary offering of its shares unless other facts, beyond the mere level of ownership, indicate that the selling stockholder is acting as a conduit of the issuer.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

November 7, 2024

Moreover, there is no evidence that a distribution would occur if the Registration Statement is declared effective. The Company is not aware of any agreements or understandings with any person with respect to the distribution of the shares. We note that under Rule 100(b) of Regulation M, a “distribution” is defined to require special selling efforts:

“[A]n offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and special selling methods.” (emphasis added)

The Company is not aware of any special selling efforts or selling methods by the Investors that have been or will take place in connection with the filing of the Registration Statement. Nor is there any evidence that any of the selling stockholders have conducted any road shows or taken any other actions to condition or “prime” the market for their shares. The mere size of a potential offering does not make a proposed sale a “distribution,” and the Company believes that the other factors discussed in this letter support the characterization of the offering as secondary in nature.

(E) Whether the selling stockholders are involved in the underwriting business

To our knowledge, none of the Investors are involved in the underwriting business.

(F) Whether the selling stockholders act as conduit of the Company

Based on the foregoing analysis and the totality of the facts and circumstances, the Company believes that the facts support the conclusion that the Investors are not acting on the Company’s behalf and are motivated by their own self-interests, and therefore are not acting as conduits of the Company.

Additional Considerations

As noted, the Company previously registered shares issuable upon conversion of the Notes and exercise of the Warrants issued in the Initial Closing, the Second Closing and Third Closing under the Securities Purchase Agreement on the Prior Registration Statements. The shares being registered on the Amended Registration Statement relate to the remaining outstanding Notes and exercise of Warrants issued in the Third Closing as well as the Notes and Warrants issued in the Additional Investment Right Closing, all issued under the same agreement and, as such, the Prior Registration Statements and the Amended Registration Statement share common selling stockholders.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

November 7, 2024

The aggregate number of shares each selling stockholder has offered and registered for resale in the Prior Registration Statements and the Amended Registration Statement are as follows (share amounts give effect to the Company’s 1:100 reverse stock split effectuated on September 17, 2024):

●	Esousa Holdings, LLC – 24,898,063

●	JADR Capital 2 Pty Ltd – 7,749,056

●	Jim Fallon – 1,110,711

●	Jess Mogul – 277,678

●	Michael Friedlander – 249,089

●	Philip Bannister – 111,072

●	Matthew Krieger – 69,224

●	Mario Silva – 34,771

The amount each selling stockholder may acquire upon conversion of the Notes as of November 1, 2024 and cash exercise of the Warrants regardless of the 9.99% beneficial ownership limitation included in the Notes and Warrants is set forth below:

●	Esousa Holdings, LLC – 4,881,336

●	JADR Capital 2 Pty Ltd – 4,264,504

●	Jim Fallon – 702,866

●	Jess Mogul – 175,559

●	Michael Friedlander – 62,490

●	Philip Bannister – 44,653

●	Matthew Krieger – 25,877

●	Mario Silva – 18,882

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

November 7, 2024

The Notes were issued with 5% original issue discount. The Amended Registration Statement includes $13.2 million of Notes and Warrants representing approximately $0.7 million of discount to the selling stockholders. The Warrants have an exercise price of $607.00 per share (105% of the closing sale price of the Common Stock on the execution date of the Securities Purchase Agreement), subject to further adjustment. The Warrants may also be exercised on a cashless basis as described in the Amended Registration Statement. The Company is not able to determine the profit realized or that could be realized as a result of the conversion of Notes or the exercise of the Warrants as the decisions of whether and when to convert such Notes or exercise such Warrants is in the discretion of each selling stockholder.

Based on the Company’s current financial position, it does not presently believe that it will be able to make all the required payments on the Notes upon maturity in February 2025. As of November 1, 2024, approximately $20.3 million of aggregate principal and accrued interest was outstanding on the Notes and, as of September 30, 2024, the Company’s current liabilities was approximately $126.6 million. To date, the Company has yet to generate any significant revenue from its business operations and has not been profitable since its operations commenced. Development and deployment of EV technology and vehicles requires substantial capital investment. Plus, the Company has recently moved from development stage to production of vehicles, which tends to require more capital. The Company has devoted, and will need, significant capital to, among other things, conduct research and development, including development and deployment of EV technology, increase its production capacity, and expand its sales and service network. For the years ended September 30, 2023 and 2022 and the nine months ended June 30, 2024, net cash used in operating activities was $179.2 million, $65.8 million, and $145.2 million, respectively. The Company’s working capital and development needs have been primarily funded through the issuance of convertible notes with warrants, convertible preferred stock with warrants, and common stock. To the extent necessary and if the Investors choose not to convert the Notes, like its other debt outstanding obligations, the Company will renegotiate the Notes, including extension of the payment terms.

Amendments to Registration Statement

This Registration Statement relates to the shares from both the exercise by the Investors of its Additional Investment Right under the Securities Purchase Agreement to purchase an aggregate principal amount of $13.2 million of Notes and Warrants and a portion of the initial $52.6 million of Notes purchased by the Investors under the Securities Purchase Agreement. The Amended Registration Statement has been revised to clarify that this Registration Statement relates to the aggregate of approximately $20.3 million purchase of Notes, and the Common Stock issuable upon conversion of such Notes, and the Common Stock issuable upon exercise of the Warrants relating to such purchase. In particular, see the cover of the prospectus and “Prospectus Summary—The Offering” on page 6 of the Amended Registration Statement, respectively, which have been revised.

4.	It appears that you are not eligible to incorporate by reference into your Form S-1 given that you have not yet filed your annual report for your fiscal year ended September 30, 2024. Please revise your registration statement accordingly or advise. See General Instruction VII.C to Form S-1. Please also ensure that your compensation disclosure is updated to reflect your fiscal year ended September 30, 2024. Refer to Item 402 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement to include information previously incorporated by reference.

***

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

November 7, 2024

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (213) 243-2159 or kblair@jonesday.com.

Very truly yours,

/s/ Katherine J. Blair
Katherine J. Blair
Partner, Jones Day

cc:	David Michery (Mullen Automotive Inc.)
Jonathan New (Mullen Automotive Inc.)